

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 4, 2016

Ashish Kapoor
Chief Financial Officer
LiveReel Media Corporation
70 York Street, Suite 1610
Toronto, Ontario M5J 1S9, Canada

> **Re: LiveReel Media Corporation**
> **Form 20-F for the Fiscal Year Ended June 30, 2015**
> **Filed October 29, 2015**
> **File No. 000-50492**

Dear Mr. Kapoor:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure